GAGE & TOLLNER HOSPITALITY LLC

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Financial Report
April 30, 2018

CONTENTS

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA	760 Jericho Turnpike
Alan M. Lipton, CPA	Westbury, NY 11590
	(516) 997-4110
	Fax (516) 997-0738

May 19, 2018

To:
GAGE & TOLLNER HOSPITALITY LLC Members

Gentlemen:

I have reviewed the accompanying financial statements of GAGE & TOLLNER HOSPITALITY LLC as of April 30, 2018 and the related statement of operations and retained earnings and statement of cash flows for the year then ended in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly I do not express such an opinion.

Based on my review, with the exception of merchandise inventory, which was accepted without analysis on my part I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Yours truly,

Alan Lipton

ALAN LIPTON, CPA

GAGE & TOLLNER HOSPITALITY LLC
Balance Sheet
As at April 30, 2018

ASSETS

Current Assets:

Cash in Bank and on Hand	$ 3,783	
Total Current Assets		$ 3,783

Non-Current Assets:

Start-Up Costs	7,192	
Total Other Assets		7,192

TOTAL ASSETS $ 10,975

LIABILITIES AND MEMBERS EQUITY

Current Liabilities:

Accounts Payable	$ 975	
Total Current Liabilities		$ 975

Members Equity:

Contributed Equity	10,000	
Total Members Equity		10,000

TOTAL LIABILITIES AND MEMBERS EQUITY $ 10,975

See Accountant's Report

Lipton & Associates LLP

GAGE & TOLLNER HOSPITALITY LLC
Statement of Revenues and Expense
For the Year Ended April 30, 2018

Revenues:

Sales	$	0
Cost of Sales-Schedule A		0
Gross Profit		0

Operating Expenses:

General & Administrative Expenses		<u>0</u>
Net Profit	$	<u>0</u>

See Accountant's Report

Lipton & Associates LLP

GAGE & TOLLNER HOSPITALITY LLC
Statement of Cash Flow
For the Year ended April 30, 2018

Cash Flows from Operating Activities:

Net Income	$ 0
Adjustments to reconcile net income to Net cash (used in) operating activities:	
Increase (decrease) in accounts payable	975
Net Cash (used in) operating activities	$ 975
Investing Activities:	
(Increase) decrease in Start-Up Costs	(7,192)
Member Contributions	10,000
Net Cash (used in) investing activities	2,808
Net Increase in cash	3,783
Cash-May 1, 2017	0
Cash-April 30, 2018	$ 3,783

See Accountant's Report

Lipton & Associates LLP

GAGE & TOLLNER HOSPITALITY LLC
Notes to Financial Statements
April 30, 2018

Note l. Summary of Significant Accounting Policies:

Description of Business

Gage & Tollner Hospitality LLC ("the Company") was formed under the laws of the State of New York in 2017. The Company was formed to establish a full service restaurant in the Borough of Brooklyn.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of less than three months to be cash equivalents.

Start-Up Costs

Our pre-opening costs are those typically associated with the opening of a new restaurant and generally include legal fees to form the Company as well as to help establish a business plan.

Accounts Payable

The Company currently has one payable open to Cowan, DeBaets, Abrahams, & Sheppard LLP for start-up costs. This fee will be paid within the allotted 30 days of billing with no additional fees assessed.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minim wages and employee benefit requirements, consumer tastes and trends, negative press, or competition from other restaurants. These adverse conditions could affect the Company's financial condition and the results of its operations.

Member's Equity

The current members (St. John Frizell, Ben Schneider, & Sohui Kim) made an initial contribution to the capital of the Company in the amount $10,000. Additional membership interests may be created and issued to other persons, and such other Persons may be admitted to the Company as members, at the direction of the member on such terms, and with such sharing ratios and commitments, as the member may determine at the time of admission. The admission of any new members or the creation of any new class or group of members shall be shown by

an amendment to the Company Agreement of Gage & Tollner Hospitality LLC that shall be executed by the members. The creation of any membership Interests, which will have an adverse effect upon the ability of this Company to comply with the provisions of the Applicable Liquor Laws (this Company will require to adhere to), is prohibited. The sale or transfer of ownership interest in this Company held by a member is restricted in that the selling member must first offer the owned interest to the Company at the original price which was paid for before selling their membership interests to any other persons or entity. The members shall be entitled (a) to receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) to enjoy all other rights, benefits and interests in the Company. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the Members for accounting and tax purposes pro rata according to their percentages; per the terms of the operating agreement.